September 16, 2005



Via EDGAR and Facsimile (202-772-9368)

Mr. Craig Slivka
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 0409

                              Corning Incorporated
                       Registration Statement on Form S-3
                               File No. 333-127065


Dear Mr. Slivka:

     On behalf of our client, Corning Incorporated (the "Company"), set forth below are the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated August 11, 2005, concerning the Registration Statement on Form S-3 (File No. 333-127065), filed by the Company with the Commission on August 1, 2005. The responses set forth below indicate the changes that have been made in Amendment No. 1 to the Registration Statement filed today with the Commission in response to the Comments and our conversations with the Staff. The prospectus forming a part of any Registration Statement that we file with the Commission is referred to in this letter as the "Prospectus."

General
-------

Comment No. 1: Because you are attempting to register the resale of common stock that is not yet outstanding, it does not appear that you are eligible to register this transaction on a Form S-3. Please refer to General Instruction I.B.3 to Form S-3 and Phone Interp. A.51.

Response: The Company notes the Staff's comment, and as per our conversations with the Staff, the Company has revised the disclosure in the Prospectus to clarify that the offering is a primary offering. Therefore, the Company respectfully advises the Staff that Form S-3 is available to register the sale of the Company's stock that is not yet outstanding, as the Company meets the registrant and transaction eligibility requirements.

Selling Shareholder, page 18
----------------------------

Comment No. 2: On your amended form, please provide a selling shareholder table disclosing all of the information required by Item 507 of Regulation S-K. For instance, disclose the amount of securities offered and the percentage of the class to be owned after completion of the offering.

Response: The Company notes the Staff's comment and respectfully advises the Staff that the disclosure in the Prospectus has been revised to remove the term "selling shareholder" and the title of the "Selling Shareholder" section.

                                      * * *

     Finally, in response to comments raised in our conversations with the Staff, the Company has revised the fee table set forth on the cover page of the Registration Statement and Exhibit 5.1 opinion to indicate that the preferred share purchase rights attached to the common stock as part of the Company's Rights Plan are covered by the Registration Statement.

     If you have any questions with regard to these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

                                              Sincerely,

                                              /S/ Stephen T. Giove
                                              ------------------------
                                              Stephen T. Giove


cc:  William Eggers, Corning Incorporated
     LaFleur Browne, Corning Incorporated